UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

May 2, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER ANNOUNCES $10 MILLION UNDERWRITTEN FINANCING

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) (the “Company”) is pleased to announce that it has entered into an agreement to issue, on an underwritten basis with Jennings Capital Inc., as Lead Underwriter, together with a syndicate of underwriters to be named later, a private placement offering (the “Offering”) of 5,000,000 units of the Company (“Units”) at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Each Unit will comprise one common share and one-half of one transferable share purchase warrant. Each whole warrant will entitle the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 for a period of 24 months after the closing of the private placement. The Company will pay the underwriters, subject to a President’s List exclusion, a cash commission equal to 6.5% of the gross proceeds, and will issue upon closing of the Offering broker warrants exercisable to acquire that number of Units which is equal to 6.5% of the number of Units issued under the Offering.

At the option of the Underwriters, prior to the closing of the Offering, the size of the Offering may be increased by up to 2,500,000 Units at a price of $2.00 per Unit for further gross proceeds of $5,000,000, which would increase the size of the offering to $15,000,000 if such option is fully exercised.

The securities issued in the private placement will be subject to a hold period of four months plus one day from the date of the closing of the Offering. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $3.35 for a period of 20 consecutive trading days.

The financing is scheduled to close on or about May 31, 2006 and is subject to receipt by the Company of all necessary regulatory approval and completion of definitive documentation. Proceeds from the Offering will be used to accelerate the ongoing exploration and development activities on the Guanajuato and Topia Mines, for evaluation of potential acquisitions and for general corporate purposes.

This news release is not for dissemination in the United States or to any United States news services. The common shares of Great Panther have not and will not be registered under the United States Securities Act of 1933, as amended, (the “US Securities Act”) or any state’s securities laws and may not be offered or sold in the United States or to any US person except in certain transactions exempt from the registration requirements of the US Securities Act and applicable state securities laws. The common shares will be offered on a private placement basis in Ontario, British Columbia and Alberta, and may also be offered on a private placement basis to institutional investors in other jurisdictions worldwide.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: May 5, 2006

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